The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

October 29, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Obtaining of the Business License of SBI Sumishin Net Bank, Ltd.</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dw 11/1

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

October 29, 2007
The Sumitomo Trust & Banking Co., Ltd.

Revision of earnings and dividend forecasts for the first half and full fiscal year ending March 31, 2008

The Sumitomo Trust & Banking Co., Ltd. ("STB") hereby announces that its earnings and dividend forecasts for the first half and full fiscal year ending March 31, 2008 ("FY2007") were revised as follows:

1. Earnings forecast for FY2007
(For the period from April 1, 2007 to March 31, 2008)

(1) First Half FY2007 (Billions of Yen)

	Consolidated			Non-consolidated		
	Operating income	Operating profit	Net income	Operating income	Operating profit	Net income
Previous forecast (A)	480.0	90.0	55.0	280.0	75.0	45.0
Revised forecast (B)	**520.0**	**61.0**	**38.0**	**320.0**	**43.0**	**32.0**
Change (B) - (A)	+40.0	-29.0	-17.0	+40.0	-32.0	-13.0
Rate of Change (%)	+8%	-32%	-31%	+14%	-43%	-29%
(Ref.) Previous FY	387.7	99.1	63.9	267.2	85.9	55.4

(2) Full FY2007 (Billions of Yen)

	Consolidated			Non-consolidated		
	Operating income	Operating profit	Net income	Operating income	Operating profit	Net income
Previous forecast (A)	980.0	185.0	120.0	580.0	155.0	100.0
Revised forecast (B)	**1,060.0**	**150.0**	**90.0**	**650.0**	**120.0**	**80.0**
Change (B) - (A)	+80.0	-35.0	-30.0	+70.0	-35.0	-20.0
Rate of Change (%)	+8%	-19%	-25%	+12%	-23%	-20%
(Ref.) Previous FY	853.3	170.1	103.8	558.4	134.5	81.8

(3) Reason for revision

This revision is mainly due to the increased Total Credit Costs, which were expected to exceed the amount previously forecasted in May 2007, because of the increase of reserves in relation to some of the certain industry debtors, which were classified as special mention debtors, and net loss on sales of overseas corporate loans so as to cope with the turmoil in the international credit markets. STB revises the earnings forecast, such as Operating Profit and Net Income, of the first half of FY2007 based on the revision set forth above. STB also revises the earnings forecast for the full FY2007 in line with that of the first half of FY2007.

2. Dividend forecast for FY2007 (dividend per share)

(Yen)

	At the end of First Half FY2007	At the end of FY2007	In total	Consolidated dividend payout ratio
Previous forecast (A)	9.0	9.0	18.0	25.1%
Revised forecast (B)	**8.5**	**8.5**	**17.0**	**31.5%**
Change (B) - (A)	-0.5	-0.5	-1.0	+6.4%
Rate of Change (%)	-6%	-6%	-6%	-
(Ref.) Previous FY	8.5	8.5	17.0	27.4%

As a result of the revision of forecast for consolidated Net Income for the full FY2007, the dividend forecast was revised to 17.0 yen per share for the full fiscal year, which equals to that of FY2006 and accounts for the consolidated dividend payout ratio of approximately 32%. Interim dividend was revised to 8.5 yen per share, which is equivalent to a half of the dividend for the full fiscal year.

Reference

1. Outline of earnings forecast for the first half and full FY2007

(1) Non-consolidatd Total Credit Costs for the first half of FY2007 are expected to be 35 billion yen, which exceeds the amount previously forecasted in May 2007 by 25 billion yen, due to the increase of reserves for some of the certain industry debtors in special mention debtors classification, constituting approximately 30.0 billion yen, and the net loss on sale of overseas corporate loan, constituting approximately 9.0 billion yen, to cope with the turmoil in the international credit markets originated in the U.S. subprime mortgage market.
(2) Non-consolidated net business profit before credit costs for the first half of FY2007 is expected to be 81 billion yen, which was previously forecasted to be 85 billion yen, beause of the lower-than-expected profit from trading operations within treasury and financial products business. On the other hand, fee income businesses of fiduciary business, such as the entrustment of corporate pension trust and mutual fund, and real estate business have performed well.
(3) STB revises the earnings forecast for the full FY2007 in line with that of the first half of FY2007.

(Billions of Yen)

(Consolidated)	First Half FY2007			Full FY2007		
	Previous forecast (A)	**Revised forecast (B)**	Change (B)-(A)	Previous forecast (A)	**Revised forecast (B)**	Change (B)-(A)
Net business profit before credit costs (*)	105.0	**103.0**	-2.0	220.0	**215.0**	-5.0
Operating profit	90.0	**61.0**	-29.0	185.0	**150.0**	-35.0
Net income	55.0	**38.0**	-17.0	120.0	**90.0**	-30.0

(Billions of Yen)

(Non-consolidated)	First Half FY2007			Full FY2007		
	Previous forecast (A)	**Revised forecast (B)**	Change (B)-(A)	Previous forecast (A)	**Revised forecast (B)**	Change (B)-(A)
Net business profit before credit costs (**)	85.0	**81.0**	-4.0	180.0	**175.0**	-5.0
Total credit costs (***)	-10.0	**-35.0**	-25.0	-25.0	**-50.0**	-25.0
Operating profit	75.0	**43.0**	-32.0	155.0	**120.0**	-35.0
Extraordinary income	0.0	**9.0**	+9.0	10.0	**10.0**	0.0
Net income	45.0	**32.0**	-13.0	100.0	**80.0**	-20.0

(*) Consolidated net business profit before credit costs = Non-consolidated net business profit before credit costs
+ Adjusted net operating profit of subsidiaries and affiliated companies - Income from intragroup transactions

(**) Non-consolidated net business profit before credit costs =
Net business profit -Trust account credit costs - Net transfer to general reserve

(***) Total credit costs = Total of Trust account credit costs and Banking account credit costs - Reversal of

2. Assets classified under the Financial Reconstruction Law (after partial direct write-offs)

(Banking a/c and Principal guaranteed trust a/c combined) (Billions of Yen)

(Non-consolidated)	March 2007 (actual)	September 2007 (forecast)
Ratio to total loan balance	1.0%	**Approximately 0.8%**
Assets classified under the Financial Reconstruction Law	117.6	**100.0**
Total loan balance	12,083.9	**12,200.0**
Loans to special mention debtors (*)	733.9	**750.0**

(*) excluding substandard loans and other loans to substandard debtors

3. Net unrealized gains/ losses of "Available-for-sale securities"

(Billions of Yen)

(Non-consolidated)	March 2007 (actual)	September 2007 (forecast)
Available-for-sales securities	495.7	**365.0**
(stocks)	506.5	**420.0**
(bonds)	-3.5	**-5.0**
(foreign bonds)	-19.5	**-60.0**

4. The status of the international credit business (September 2007)

(1) Securities (market value available) (Billions of Yen)

(Non-consolidated)	Market value				Unrealized gain/loss	
	Sep. 2007			Jul. 2007	Sep. 2007	Jul. 2007
	In total	North America	Europe	In total		
Asset-Backed Securities	610.0	251.0	357.0	569.2	-22.0	-3.1
RMBS (Residential properties)	226.0	12.0	213.0	234.0	-5.0	-0.6
CMBS (Comercial properties)	32.0	-	32.0	34.3	-1.0	-0.1
CLO (Corporate loans)	219.0	162.0	57.0	151.7	-4.0	-0.8
Cards (Credit card receivables)	75.0	61.0	14.0	82.2	-2.0	-0.3
Others	57.0	16.0	41.0	67.0	-10.0	-1.2
Corporate bonds	321.0	14.0	125.0	312.5	-5.0	-0.4
(*)					-6.0	-5.8

(*) STB executed matchig Interest rate swaps that account for approximately 1.0 billion yen unrealized gain, resulting in net unrealized loss of 5.0 billion yen arising from the corporate bond investment.
(**) STB Omega Investment Ltd., STB's 75% owned subsidiary, holds approximately 8.0 billion yen (preliminary) of US CLO, of which unrealized loss is approximately 3.0 billion yen (preliminary).

(2) Loans and other securities (market value not available) (Billions of Yen)

(Non-consolidated)	Balance			
	Sep. 2007			Jul. 2007
	In total	North America	Europe	In total
Corporate loans	386.0	235.0	84.0	479.0
Other securities (***)	102.0	98.0	2.0	94.9

(***) CLO bonds, CLO equities, Private equity, etc.

For further information, please contact:
IR Office, Financial Management Department
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

END